Exhibit 99.4

(English Language Summary)

Extraordinary Report to Kanto Local Finance Bureau dated August 29, 2017 under the Financial Instruments and Exchange Act of Japan regarding the absorption-type merger between Sumitomo Rubber Industries, Ltd. and Dunlop Sports Co. Ltd.

A fair and accurate summary of the material provisions of the above-mentioned foreign language document, with the exception of the Appendix for which a translation is provided below, is included in “Announcement concerning Integration of Sumitomo Rubber Group’s Sports Business through Entry into Merger Agreements between Sumitomo Rubber Industries, Ltd. and Dunlop Sports Co. Ltd., and between Sumitomo Rubber Industries, Ltd. and Dunlop International Company Limited” dated August 29, 2017, attached as Exhibit 99.1.

Appendix

(English Language Translation)

Absorption-Type Merger Agreement

This Absorption-Type Merger Agreement (this “Agreement”) is made and entered into by and between Sumitomo Rubber Industries, Ltd. (“Sumitomo Rubber Industries”) and Dunlop Sports Co. Ltd. (“Dunlop Sports”), as follows:

Article 1	Method of Absorption-Type Merger

Pursuant to the provisions set forth in this Agreement, Sumitomo Rubber Industries and Dunlop Sports shall implement an absorption-type merger under which Sumitomo Rubber Industries is designated as the surviving company and Dunlop Sports is designated as the absorbed company (the “Absorption-Type Merger”) and Sumitomo Rubber Industries shall succeed to the entirety of Dunlop Sports’ rights and obligations through the Absorption-Type Merger.

Article 2	Trade Names and Addresses of Companies to Implement Absorption-Type Merger

The trade names and addresses of Sumitomo Rubber Industries and Dunlop Sports are as follows:

(1)	Trade name and address of Sumitomo Rubber Industries

Trade Name: Sumitomo Rubber Industries, Ltd.

Address: 3-6-9 Wakinohama-cho, Chuo-ku, Kobe-shi

(2)	Trade name and address of Dunlop Sports

Trade Name: Dunlop Sports Co. Ltd.

Address: 3-6-9 Wakinohama-cho, Chuo-ku, Kobe-shi

Article 3	Effective Date of Absorption-Type Merger

The effective date of the Absorption-Type Merger (the “Effective Date”) shall be January 1, 2018; provided, however, that the Effective Date may be subject to change, upon consultation and agreement between Sumitomo Rubber Industries and Dunlop Sports, if any need arises in the course of the procedures for the Absorption-Type Merger or any other cause.

Article 4	Shares to be Delivered upon Absorption-Type Merger, etc.

1.	Upon the Absorption-Type Merger, Sumitomo Rubber Industries shall deliver to the shareholders of Dunlop Sports stated or recorded in the most recent shareholder registry of Dunlop Sports immediately before the Effective Date (excluding Sumitomo Rubber Industries and Dunlop Sports; hereinafter, the “Shareholders Subject to Allotment”), in lieu of the common stock of Dunlop Sports, the number of shares of common stock of Sumitomo Rubber Industries obtained by multiplying 0.784 by the total number of shares of common stock of Dunlop Sports held by the Shareholders Subject to Allotment (excluding the number of shares relating to share purchase demands made under Article 785, Paragraph 1 of the Companies Act).

2.	Upon delivery of the common stock in accordance with the preceding paragraph, Sumitomo Rubber Industries shall allot the common stock of Sumitomo Rubber Industries at the ratio of 0.784 shares of common stock of Sumitomo Rubber Industries for each share of common stock of Dunlop Sports.

3.	If the number of shares of common stock of Sumitomo Rubber Industries to be delivered to the Shareholders Subject to Allotment pursuant to the preceding two paragraphs includes a fraction of less than one share, Sumitomo Rubber Industries shall handle such share pursuant to the provisions of Article 234 of the Companies Act and other relevant laws and regulations.

Article 5	Amounts of Stated Capital and Reserves

Sumitomo Rubber Industries shall determine the amounts of Sumitomo Rubber Industries’ stated capital and reserves to be increased as a result of the Absorption-Type Merger, pursuant to the provisions of Article 35 or Article 36 of the Rules of Corporate Accounting.

Article 6	Approval Procedures for Absorption-Type Merger, etc.

1.	As the Absorption-Type Merger falls under the case set forth in the main clause of Article 796, Paragraph 2 of the Companies Act, Sumitomo Rubber Industries shall implement the Absorption-Type Merger based on a resolution at a meeting of its board of directors, without seeking approval for this Agreement from its general meeting of shareholders.

2.	Dunlop Sports shall, by no later than the day immediately preceding the Effective Date, obtain a resolution at its general meeting of shareholders concerning the matters necessary for: (i) approval of this Agreement; and (ii) the Absorption-Type Merger.

Article 7	Succession of Company Property

On the Effective Date, Sumitomo Rubber Industries shall succeed to the assets and liabilities of Dunlop Sports, as well as all rights and obligations incidental thereto.

Article 8	Management of Company Property

Throughout the period after execution of this Agreement up until the Effective Date, Sumitomo Rubber Industries and Dunlop Sports shall execute their respective business and manage their respective property with the due care of prudent managers. If Sumitomo Rubber Industries or Dunlop Sports intends to conduct any acts that may cause a material impact on their respective asset composition, financial position, operating results, cash flow, business or future earnings plan (collectively, the “Asset Composition, Etc.”), the party intending to conduct such acts shall only do so upon prior consultation and agreement between Sumitomo Rubber Industries and Dunlop Sports.

Article 9	Covenants

Throughout the period after execution of this Agreement up until the Effective Date, if any event that is likely to cause a material impact on the Asset Composition, Etc. of Sumitomo Rubber Industries or Dunlop Sports arises or is found, or if otherwise any event that is likely to cause a material impact on implementation of the Absorption-Type Merger arises or is found, the affected party must promptly provide written notification to the other party to that effect, setting forth the details of such event.

Article 10	Modification to Conditions of Absorption-Type Merger; Termination of This Agreement

From the execution date of this Agreement until the day immediately preceding the Effective Date, if any event that causes a material impact on the Asset Composition, Etc. of Sumitomo Rubber Industries or Dunlop Sports arises or is found, or if otherwise any event that causes a material impact on the implementation of the Absorption-Type Merger arises or is found, this Agreement may be modified or terminated upon consultation and agreement between Sumitomo Rubber Industries and Dunlop Sports.

Article 11	Governing Law and Jurisdiction

1.	This Agreement shall be governed by and interpreted in accordance with the laws of Japan.

2.	Sumitomo Rubber Industries and Dunlop Sports agree that any and all disputes arising between the parties in relation to this Agreement shall be subject to the exclusive jurisdiction of the Kobe District Court in the first instance.

Article 12	Matters Not Set Forth in This Agreement

Aside from the matters set forth in this Agreement, any necessary matters relating to the Absorption-Type Merger shall be determined upon consultation and agreement between Sumitomo Rubber Industries and Dunlop Sports pursuant to the purport of this Agreement.

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IN WITNESS WHEREOF, this Agreement is prepared in duplicate, with Sumitomo Rubber Industries and Dunlop Sports affixing their names and seals hereunto, and retaining one (1) copy each.

August 29, 2017

Sumitomo Rubber Industries:	Sumitomo Rubber Industries, Ltd. 3-6-9 Wakinohama-cho, Chuo-ku, Kobe-shi Ikuji Ikeda, President and CEO

Dunlop Sports:	Dunlop Sports Co. Ltd. 3-6-9 Wakinohama-cho, Chuo-ku, Kobe-shi Kazuo Kinameri, President and Representative Director